SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 4)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

SHARPER IMAGE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

820013100

(CUSIP Number)

with a copy to:

David Meyer	Stanley H. Meadows, P.C.
c/o Knightspoint Partners LLC	McDermott Will & Emery LLP
787 Seventh Avenue, 9th Floor	227 West Monroe Street
New York, New York 10019	Chicago, Illinois 60606
(212) 786-6050	(312) 372-2000

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

May 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Partners II, L.P.

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	82,000

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

82,000
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
82,000

------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

------------------------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)

PN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Capital Management II LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

N/A

------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	82,000

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

82,000
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
82,000

------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Partners LLC 81-0604786

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

N/A

------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	82,000

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

82,000
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
82,000

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Michael Koeneke

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

PF

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	4,167

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

82,000
---------------------------------------------------------------
(9)	Sole Dispositive Power

4,167
---------------------------------------------------------------
(10)	Shared Dispositive Power

82,000

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
86,167

------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
David Meyer

------------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

PF

------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	4,167

Person with:

---------------------------------------------------------------
(8) Shared Voting Power

82,000
---------------------------------------------------------------
(9) Sole Dispositive Power

4,167
---------------------------------------------------------------
(10) Shared Dispositive Power

82,000

------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
86,167

------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Starboard Value and Opportunity Master Fund Ltd.

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

------------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

WC

------------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Cayman Islands

------------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	2,225,555

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

2,225,555
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,225,555

------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

14.7%

------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

CO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).
Ramius Capital Group, L.L.C.

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

OO

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

Delaware

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	2,649,470

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

2,649,470
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,649,470

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

17.5%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IA, OO

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SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
C4S & Co., L.L.C.	13-3946794

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

OO

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

Delaware

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	2,649,470

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

2,649,470
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,649,470

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

17.5%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Parche, LLC 20-0870632

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

WC

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

Delaware

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	423,915

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

423,915
---------------------------------------------------------------
(10) Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
423,915

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

2.8%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Admiral Advisors, LLC	37-1484525

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

OO

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

Delaware

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	2,649,470

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

2,649,470
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,649,470

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

17.5%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Peter A. Cohen

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

OO

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

2,649,470
---------------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------------
(10)	Shared Dispositive Power

2,649,470

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,649,470

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

17.5%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Jeffrey M. Solomon

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

OO

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

2,649,470
---------------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------------
(10) Shared Dispositive Power

2,649,470

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,649,470

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

17.5%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

-----------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Morgan B. Stark

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

OO

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

2,649,470
---------------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------------
(10)	Shared Dispositive Power

2,649,470

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,649,470

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

17.5%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

-----------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Thomas W. Strauss

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) /x/ of a Group (See
Instructions) (b) / /

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

OO

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

2,649,470
---------------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------------
(10)	Shared Dispositive Power

2,649,470

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,649,470

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

17.5%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

-----------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Jerry W. Levin

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) / /
of a Group (See Instructions)	(b) /x/

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

PF

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	300,129

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

300,129
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
300,129

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

2.0

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Steven R. Isko

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) / /
of a Group (See Instructions)	(b) /x/

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

PF

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	71,766

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

71,766
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
71,766

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

-----------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 820013100

-----------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Michael A. Popson

-----------------------------------------------------------------------------------------------

(2)	Check the Appropriate Box if a Member (a) / /
of a Group (See Instructions)	(b) /x/

-----------------------------------------------------------------------------------------------

(3)	Sec Use Only

-----------------------------------------------------------------------------------------------

(4)	Source of Funds (see instructions)

PF

-----------------------------------------------------------------------------------------------

(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

-----------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

-----------------------------------------------------------------------------------------------

Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	71,766

Person with:

---------------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------------
(9)	Sole Dispositive Power

71,766
---------------------------------------------------------------
(10)	Shared Dispositive Power

0

-----------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
71,766

-----------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

-----------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

-----------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

------------------------------------------------------------------------------------------------

SCHEDULE 13D CUSIP No. 820013100

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed on March 9, 2006 ("Schedule 13D") by the Knightspoint Group and certain other persons related to the Common Stock of Sharper Image Corporation (the "Company"). Unless otherwise indicated, all capitalized terms in this Amendment No. 4 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 4 amends the Schedule 13D to include the information set forth in each item below.

This Amendment No. 4 also reflects the addition of Steven R. Isko and Michael A. Popson as reporting members of the “Knightspoint Group,” as that term is defined in Item 2 of the Schedule 13D. This Amendment No. 4 to the Schedule 13D is being filed jointly by Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners LLC, Michael Koeneke, David Meyer, Jerry W. Levin, Steven R. Isko, Michael A. Popson, Starboard Value and Opportunity Master Fund Ltd., Ramius Capital Group, LLC, C4S & Co., L.L.C., Ramius Advisors, L.L.C., Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark, Thomas W. Strauss, Parche, LLC and Admiral Advisors, LLC (collectively, the "Knightspoint Group").

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended by adding the following:

Steven R. Isko. Steven R. Isko is a Managing Partner of JW Levin Partners. Mr. Isko’s principal business address is 9 West 57th St., 26th Floor, New York, NY 10019. Mr. Isko is a U.S. citizen.

Michael A. Popson. Michael A. Popson is a Managing Partner of JW Levin Partners. Mr. Popson’s principal business address is 9 West 57th St., 26th Floor, New York, NY 10019. Mr. Isko is a U.S. citizen.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 2 of the Schedule 13D is hereby amended by adding the following:

The purchases of shares of Common Stock as set forth in Item 5(c) and were funded by working capital and/or personal funds of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking additional Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, and, subject to compliance with applicable securities laws, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4. The information set forth below in Item 5(c) is hereby incorporated by reference into Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

(a) and (b) As of the date hereof, the Knightspoint Group beneficially owns an aggregate of 3,183,465 shares of Common Stock, including stock options, representing approximately 21.1% of the 15,121,197 outstanding shares of Common Stock as of May 8, 2007 as reported by the Issuer to certain Reporting Persons. Excluding stock options, the Knightspoint Group owns an aggregate of 2,962,634 shares of Common Stock representing approximately 19.6% of the Company’s outstanding shares.

Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 82,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of the Schedule 13D, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 82,000 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of the Schedule 13D, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P., but disclaim beneficial ownership of such shares. Messrs. Koeneke and Meyer also hold the right individually to exercise 4,167 options.

As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 2,225,555 and 423,915 shares of Common Stock, respectively, constituting approximately 14.7% and 2.8%, respectively, of the outstanding Common Stock of the Company. As the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 2,649,470 shares, constituting approximately 17.5% of the issued and outstanding shares of the Company. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, L.L.C. may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 2,649,470 shares, constituting approximately 17.5% of the outstanding Common Stock of the Company. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 2,649,470 shares, constituting approximately 17.5% of the outstanding Common Stock of the Company. As the managing members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 2,649,470 shares, constituting approximately 17.5% of the outstanding Common Stock of the Company. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares.

As of the date hereof, Jerry W. Levin beneficially owns an aggregate of 300,129 shares of Common Stock, including 128,965 options, representing 2.0% of the outstanding shares of Common Stock. Mr. Levin has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

As of the date hereof, Steven R. Isko beneficially owns an aggregate of 71,766 shares of Common Stock, including 41,766 options, representing less than 1.0% of the outstanding shares of Common Stock. Mr. Isko has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

As of the date hereof, Michael A. Popson beneficially owns an aggregate of 71,766 shares of Common Stock, including 41,766 options, representing less than 1.0% of the outstanding shares of Common Stock. Mr. Popson has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

(c) The following purchases of Common Stock have occurred within the last sixty days by the specified Reporting Person, all of which transactions were affected on May 23, 2007 in private sale transactions between the Reporting Person and various trusts of Richard Thalheimer. These purchases include:

Starboard Value and Opportunity Master Fund Ltd.
Date	Action	Shares	Price Per Share
May 23, 2007	Payment for shares	399,960	$9.25
May 23, 2007	Payment for shares	100,002	$9.25

May 23, 2007	Payment for shares	119,203	$9.25
May 23, 2007	Payment for shares	67,500	$9.25

Parche, LLC
Date	Action	Shares	Price Per Share
May 23, 2007	Payment for shares	58,722	$9.25
May 23, 2007	Payment for shares	33,673	$9.25
May 23, 2007	Payment for shares	25,632	$9.25
May 23, 2007	Payment for shares	12,766	$9.25

Knightspoint Partners II LP
Date	Action	Shares	Price Per Share
May 23, 2007	Payment for shares	25,000	$9.25

Jerry W. Levin IRA Rollover Trust
Date	Action	Shares	Price Per Share
May 23, 2007	Payment for shares	150,000	$9.25

Steven R. Isko
Date	Action	Shares	Price Per Share
May 23, 2007	Payment for shares	30,000	$9.25

Michael A. Popson
Date	Action	Shares	Price Per Share(1)
May 23, 2007	Payment for shares	30,000	$9.25

(d)

Not applicable.

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

TO SECURITIES OF THE ISSUER.

Messrs. Isko and Popson are Managing Partners and Members of JW Levin Partners LLC, which has entered into a Services Agreement with the Issuer. This Agreement was previously reported in the Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1   Power of Attorney executed by David Meyer and Michael Koeneke authorizing both, or either of them, to sign and file Schedule 13Ds and related documents on behalf of Steven R. Isko and Michael A. Popson.

99.2    Purchase Agreement, dated May 16, 2007, by and between Richard Thalheimer 1997 Grantor Annuity Trusted dated 12/17/97 and Michael A. Popson.

99.3    Purchase Agreement, dated May 16, 2007, by and between Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 and Steven R. Isko.

99.4    Purchase Agreement, dated May 16, 2007, by and between Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 and Jerry W. Levin IRA Rollover Trust.

99.5    Purchase Agreement, dated May 16, 2007, by and between Richard Thalheimer Irrevocable Trust established 5/24/99 and Knightspoint Partners II LP.

99.6    Purchase Agreement, dated May 16, 2007, by and between Richard Thalheimer Revocable Trust established 3/6/89, Richard Thalheimer 2005 Annuity Trust established 7/29/05, Richard Thalheimer Children's Trust established 1/16/89, Richard & Elyse Thalheimer Irrevocable Trust established 5/16/95, Richard Thalheimer 1997 Annuity Trust established 1/28/97, Richard Thalheimer 1997 Grantor Annuity Trust dated 12/17/97 and Richard Thalheimer Irrevocable Trust established 5/24/99, and Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

SCHEDULE 13D CUSIP No. 820013100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007	KNIGHTSPOINT PARTNERS II, L.P.
By: Knightspoint Capital Management II LLC
Its: General Partner

By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT II LLC
By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT PARTNERS LLC

By:
/s/ David Meyer
David Meyer, Managing Member

/s/ David Meyer
David Meyer, individually and as attorney-in-fact for each of

Michael Glazer, David Glew, Michael Koeneke, Jerry W. Levin,    Steven R. Isko, Michael A. Popson, Peter Weil, and Andrea Weiss

PARCHE, LLC
By: Admiral Advisors, LLC, its managing member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, L.L.C., its sole member

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C., its Managing Member
C4S & CO., L.L.C.

By: /s/

Name: Jeffrey M. Solomon
Title: Authorized Signatory

By: /s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually
and as attorney-in-fact for Peter
A. Cohen, Morgan B. Stark, and
Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as Exhibit 1 and Exhibit 2 to the Schedule 13D. The Power of Attorney authorizing David Meyer to sign and file this Schedule 13D on behalf of Steven R. Isko and Michael A. Popson is attached to the amendment as Exhibit 1.

SCHEDULE 13D CUSIP No. 820013100

AGREEMENT TO JOINTLY FILE SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Sharper Image, or any subsequent acquisitions or dispositions of equity securities of Sharper Image by any of the undersigned.

Dated: May 24, 2007	KNIGHTSPOINT PARTNERS II, L.P.
By: Knightspoint Capital Management II LLC
Its: General Partner

By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT II LLC
By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT PARTNERS LLC

By:
/s/ David Meyer
David Meyer, Managing Member

/s/ David Meyer

David Meyer, individually and as attorney-in-fact for each of           Michael Glazer, David Glew, Michael Koeneke, Jerry W. Levin, Steven R. Isko, Michael A. Popson, Peter Weil, and Andrea Weiss

PARCHE, LLC
By: Admiral Advisors, LLC, its managing member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, L.L.C., its sole member

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C., its Managing Member
C4S & CO., L.L.C.

By: /s/

Name: Jeffrey M. Solomon
Title: Authorized Signatory

By: /s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually
and as attorney-in-fact for Peter
A. Cohen, Morgan B. Stark, and
Thomas W. Strauss